April 23, 2024
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Paul Cline
          Jennifer Monick
          John Coleman
          Craig Arakawa
Re:    Royal Gold, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2023
          Form 10-K/A for the Fiscal Year Ended December 31, 2023
          File No. 001-13357
Ladies and Gentlemen:
Royal Gold, Inc. (the “Company”) confirms receipt of your letter dated April 9, 2024 (the “Comment Letter”) with respect to the above-referenced Form 10-K and Form 10-K/A.
Given the nature of the comments, the Company will need additional time to provide a comprehensive response, and the Company respectfully requests an extension of ten business days to respond. The Company expects to respond to the comments in the Comment Letter on or before May 7, 2024.
In the meantime, if you have any questions, please do not hesitate to contact the undersigned by telephone at (303) 573-1660, or Paul Hilton of Hogan Lovells US LLP by telephone at (303) 454-2414 or by email at paul.hilton@hoganlovells.com.
Sincerely,
/s/ William Heissenbuttel
William Heissenbuttel
President & Chief Executive Officer
cc:     Paul Hilton, Hogan Lovells US LLP